# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NUVEEN GLOBAL CITIES REIT, INC., CIK 0001711799
CUSIP: 67097R509
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 730 Third Avenue, 3rd Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-22-040870
Filed by CIK 0000315038

## Reporting persons
- Teachers Insurance & Annuity Association of America: type of reporting person: insurance company (IC); citizenship or place of organization: New York (NY); sole voting power 26,814,929.76; shared voting power 0; sole dispositive power 26,814,929.76; shared dispositive power 0; aggregate amount beneficially owned 26,814,929.76 (13.78% of the class)

## Item 1. Issuer
Name of issuer: NUVEEN GLOBAL CITIES REIT, INC.
Address of issuer's principal executive offices: 730 Third Avenue, 3rd Floor, New York, New York 10017-3206

## Item 2. Person Filing
Name of person filing: Teachers Insurance & Annuity Association of America
Address of principal business office or, if none, residence: 730 Third Avenue, 3rd Floor, New York, New York 10017-3206
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 26,814,929.756
Percent of class:
13.78%*
*Based on 194,546,457.223 shares of common stock stated to be outstanding as of August 1, 2025 based on information provided by the Issuer.
Sole power to vote or to direct the vote: 26,814,929.756
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 26,814,929.756
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Teachers Insurance & Annuity Association of America: /s/ Keith Atkinson, Managing Director and Associate General Counsel (08/13/2025)